UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39978

CN Energy Group. Inc.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

PRC

+86-571-87555823

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 7, 2022, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), closed a private placement (the “Private Placement”) pursuant to a subscription agreement dated April 1, 2022 with Lishui Yilian Enterprise Management Consulting Co., Ltd., a limited liability company formed under the laws of the People’s Republic of China (the “Purchaser”). The Company sold 2,764,351 ordinary shares, no par value, to the Purchaser and received gross proceeds of $5,528,702, before deducting related offering expenses. The ordinary shares in the Private Placement were issued in reliance on Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended and the Purchaser represented that it was not a resident of the United States and was not a “U.S. person” as defined in Rule 902(k) of Regulation S and was not acquiring the ordinary shares for the account or benefit of any U.S. person. The management of the Company will have sole and absolute discretion concerning the use of the proceeds from the Private Placement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: April 11, 2022	By:	/s/ Kangbin Zheng
	Name:	Kangbin Zheng
	Title:	Chief Executive Officer